Exhibit 99.1

Kyivstar Announces Pricing of Secondary Offering of Common
Shares Held by VEON

NEW YORK, New York, January 29, 2026 -- VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or, together with its subsidiaries, the “VEON Group”) notes that Kyivstar Group Ltd. (Nasdaq: KYIV; KYIVW) (“Kyivstar” or the “Company”), Ukraine’s leading digital operator, today announced the pricing of the public offering of 12,100,000 common shares held by VEON Amsterdam B.V., the principal shareholder of the Company, and 400,000 common shares held by certain other selling shareholders (collectively, the “Selling Shareholders”) at a public offering price of USD 10.50 per share (the “Offering”). In connection with the Offering, the Selling Shareholders have granted the underwriters a 30-day option to purchase up to an additional 1,875,000 common shares at the public offering price, less underwriting discounts and commissions.

Kyivstar is not selling any common shares in the Offering.

The Offering is expected to close on February 2, 2026, subject to customary closing conditions.

Morgan Stanley, Barclays, Cantor and Rothschild & Co are acting as joint booking-running managers and as representatives of the underwriters for the proposed Offering. Benchmark, StoneX Company and Northland Capital Markets are acting as co-managers for the proposed Offering.

The Offering is being made only by means of a prospectus. Copies of the prospectus relating to the proposed Offering may be obtained for free by visiting EDGAR on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. The prospectus relating to the proposed Offering may also be obtained from:

●	Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014;

●	Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-888-603-5847, or by email at barclaysprospectus@broadridge.com;

●	Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com;

●	Rothschild & Co US Inc., 1251 Avenue of the Americas, New York, NY 10020.

A registration statement on Form F-1, including a prospectus, relating to the Offering has been filed on January 28, 2026 with, and was declared effective on January 29, 2026 by, the SEC.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About VEON

VEON is a digital operator that provides connectivity and digital services to nearly 150 million connectivity and over 140 million digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com.

About Kyivstar Group Ltd.

Kyivstar Group Ltd. is a Nasdaq-listed holding company that operates JSC Kyivstar, Ukraines’s leading digital operator and the first Ukrainian company to list on a U.S. stock exchange. Kyivstar’s companies provide a broad range of connectivity and digital services, including mobile and fixed-line voice and data, ride-hailing, e-health, digital TV, and enterprise solutions such as Big Data, cloud, and cybersecurity.

Together with VEON, Kyivstar intends to invest USD 1 billion in Ukraine between 2023-2027, through social investments in infrastructure and technological development, charitable donations and strategic acquisitions. For more information, please visit https://investors.kyivstar.ua.

Disclaimers

This release contains “forward-looking statements”, within the meaning of the Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to VEON’s strategic ambitions. There are numerous risks, uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to the timing of the closing of the Offering, among others discussed in the section entitled “Risk Factors” in VEON’s 2024 Form 20-F filed with the SEC on April 25, 2025 and other public filings made by VEON with the SEC. The forward-looking statements contained herein speak only as of the date of this release and VEON disclaims any obligation to update them, except as required by law.

Contact Information

VEON

Hande Asik

Chief Strategy and Communications Officer

pr@veon.com

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